May 23, 2023

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

Washington, D.C. 20549

Re:	J-Star Holding Co., Ltd. (the “Company”)
Amendment No. 9 to Registration Statement on Form F-1
Filed May 4, 2023
File No. 333-263755

Dear SEC Officers,

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated May 17, 2023 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Registration Statement on Form F-1 (the “Form F-1”). For the Staff’s convenience, the Staff’s comments have been stated below in their entirety, with the Company’s responses set out immediately underneath those comments. Please note that all references to page numbers in the responses are references to the page numbers in a revised Form F-1 (the “Revised F-1”), filed concurrently with the submission of this letter in response to the Staff’s comments.

Amendment No. 9 to Registration Statement on Form F-1 filed May 4, 2023

Cover Page

1. Please reconcile the disclosure on the cover page that “the Company’s majority business activities are neither carried out in Mainland China, nor is its main place of business located in Mainland China” with the disclosure: (1) on page 4 that “Currently, part of our operations are based in the PRC;” (2) on page 27 that “we conduct substantially all of our operations in Taiwan and PRC;” and (3) the disclosure on page 47 that “Substantially all of our current operations are conducted in Taiwan and/or PRC.”

Response: In response to the Staff’s comment, the Company has revised to restore the previously deleted disclosure on the cover page, pages 7, 17 and 116 of the Revised F-1. We have also clarified the time period with respect to “substantially all” or “part” of our operations in the PRC on pages 4, 27, and 47 of the Revised F-1.

2. Please revise to restore the disclosure you deleted from the cover page regarding the process, requirements and risks related to the Trial Measures.

Response: In response to the Staff’s comment, the Company has revised to restore the previously deleted disclosure on the cover page of the Revised F-1.

We rely on lines of credit from bank loans to fund our business operations, page 29

3. We note the new disclosure in this risk factor about key personnel “providing guarantees on the loans over the next twelve months.” Please tell us where you have filed as exhibits the guarantees from key management personnel.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it is the common practice in the Taiwan banking industry that any borrowings from banks will be personally guaranteed by the chairman of a company. Mr. Jing-Bin Chiang, the Chairman, Chief Executive Officer and Director of our Group, is requested by all banks to provide such a guarantee. The Company respectfully advises the Staff that the guarantees from Mr. Jing-Bin Chiang are filed as exhibits 10.5 to 10.10 of the Revised F-1.

Unaudited Pro Forma Financial Information

Unaudited Pro Forma Consolidated Statements of Comprehensive Income, page 58

4. We note you do not include a pro forma adjustment for any transaction expenses incurred relating to your disposal transaction. Please confirm no such expenses were incurred or otherwise modify your pro forma presentation accordingly.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that we have revised the relevant disclosure on adjustment (c) and (l) of pages 59 and 60 of the Revised F-1 to include transaction expenses incurred relating to the disposal transaction.

Adjustment (c), page 59

5. Please address the following:

●	Tell us and disclose how you calculate the adjustment of $(50,670) to Accumulated Deficit.
●	Tell us where you recorded the net profit (loss) after income tax under the Adjustment column from page 58.
●	The sum of the historical and adjustment amounts for Accumulated Deficit do not total to your pro forma Accumulated Deficit. Please revise your presentation accordingly.

Response: In response to the Staff’s comment bullet point 1, the Company respectfully advises the Staff that the total adjustment to Accumulated Deficit of ($50,670) from page 57 of the Form F-1 is comprised of the losses in item (i) of Adjustment (c) of $195,782, the losses in item (ii) of Adjustment (c) of $153,520, and the gains in item (iii) of Adjustment (c) of $298,632. Further, after including transaction expenses incurred relating to the disposal transaction of $16,000, the total adjustment to Accumulated Deficit in the Revised F-1 is ($66,670). We have added the relevant disclosure on Adjustment (c) of page 59 of the Revised F-1.

In response to the Staff’s comment bullet point 2, the Company respectfully advises the Staff that the net profit (loss) after income tax of ($468,790) from page 58 of the Revised F-1 represents both the operating results of Dongguan YMA and Dongguan Forwell for the year ended December 31, 2022 amounting to ($402,120) and the net losses recognized following the disposals of 80.5% equity interests of Dongguan YMA and Dongguan Forwell amounting to ($66,670). The total adjustment to Accumulated Deficit of (66,670) from page 57 of the Revised F-1 only represents the net losses recognized following the disposals of 80.5% equity interests of Dongguan YMA and Dongguan Forwell.

In response to the Staff’s comment bullet point 3, the Company respectfully advises the Staff that we have revised the amounts for pro forma Accumulated Deficit accordingly.

Adjustment (l), page 60

6. Please address the following:

●	We note from Adjustment (c) that the losses on disposal of 80.5% equity interests amounted to $195,782 calculated by deducting the total consideration after net, discounted to net present value, by net assets of 80.5% of Dongguan YMA and Dongguan Forwell; (ii) losses on fair value re-measurement of 19.5% remaining interests amounted to US$153,520 calculated by fair value re-measurement of 19.5% remaining interests deducting net assets of 80.5% of Dongguan YMA and Dongguan Forwell. As such, the total amount of the loss related to the disposal appears to equal $349,302. Therefore, it further appears that the total amount of adjustment (l) should be $1,086,890. Please revise your adjustment or otherwise explain how you arrived at the amount presented.
●	Please consider disclosing the calculation of each loss related to the disposal of Dongguan YMA and Dongguan Forwell in a tabular format, to facilitate investor understanding.

Response: In response to the Staff’s comment bullet point 1, the Company respectfully advises the Staff that the total amount of Adjustment (l) should be $804,258 which is comprised of the elimination of other gains generated from foreign exchange gains amounted to $737,588, the losses on disposal of 80.5% equity interests amounted to $195,782, the losses on fair value remeasurement of 19.5% remaining interests amounted to $153,520, the gains on realizing financial statements translation differences of foreign operations under other equity interest after disposing 80.5% equity interests of Dongguan YMA and Dongguan Forwell amounted to $298,632, and the transaction expenses incurred relating to the disposal amounted to $16,000.

In response to the Staff’s comment bullet point 2, the Company respectfully advises the Staff that we have added the relevant disclosure on adjustment (c) of page 59 of the Revised F-1 to disclose the calculation of each loss related to the disposal of Dongguan YMA and Dongguan Forwell in a tabular format.

Exhibits

7. We note the new disclosure throughout your amendment about the legal opinion issued by your PRC counsel, L&L-Leaven regarding the disposal of equity interests in April 2023. Please file as an exhibit an updated opinion of counsel. In this regard, we note that the opinion of L&L-Leaven filed as exhibit 5.3 is dated February 8, 2023.

Response: In response to the Staff’s comment, the Company has filed an updated opinion of L&L-Leaven as exhibit 5.3 in the Revised F-1.

8. Numerous exhibits you filed with this amendment contain blanks. Please file final, completed exhibits.

Response: In response to the Staff’s comment, the Company has refiled updated completed exhibits under exhibits 10.18 to 10.25 in the Revised F-1. However, the Company has left blank certain personal information such as bank account names, bank account numbers, and personal identification numbers. Further, with respect to the updated exhibits 10.1 to 10.10 that were filed with the Revised F-1, the Company advises the Staff that the contractual banks use a template format banking document, and thus, it is expected to have blanks on information that are not applicable to the Company.

General

9. We note the disposal of shares to three individuals who are former employees. Please tell us the last date of their employment.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that last date of employment with the Group for each of Zhang Tao, Zhao Jialin, and Hu Jianfeng is April 1, 2023.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at +852.5600.0188.

Very truly yours,

/s/ Lawrence S. Venick
Lawrence S. Venick